Profit and Loss 2024

SkyMirr Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales of Product Income	101,510.04
Total for Income	**$101,510.04**
Cost of Goods Sold	
Cost of goods sold	5,662.20
Total for Cost of Goods Sold	**$5,662.20**
Gross Profit	**$95,847.84**
Expenses	
Advertising & marketing	36,006.48
Bank fees & service charges	544.80
Dues	0
Software & apps	6,221.34
Total for Dues	**$6,221.34**
Employee benefits	9,601.16
Insurance	10,380.80
Interest paid	0
Business loan interest	861.00
Total for Interest paid	**$861.00**
Legal & accounting services	0
Accounting fees	10,625.00
Legal Fees	28,375.00
Payroll services fees	4,871.30
Total for Legal & accounting services	**$43,871.30**
Office expenses	$9,825.00
IT-related hardware	363.79
Shipping & postage	1,270.28
Total for Office expenses	**$11,459.07**
Payroll expenses	608,812.78
Professional Services	63,436.52
Rent	12,512.43
Research & Development	420,957.68
Taxes paid	$245.00
Payroll taxes	36,761.72
Total for Taxes paid	**$37,006.72**
Travel	66,182.18
Utilities	1,198.40
Total for Expenses	**$1,329,052.66**
Net Operating Income	**-$1,233,204.82**

Profit and Loss 2024

SkyMirr Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Other Income	
Other income	2,604.02
Total for Other Income	**$2,604.02**
Other Expenses	
Penalties & settlements	330.00
Total for Other Expenses	**$330.00**
Net Other Income	**$2,274.02**
Net Income	**-$1,230,930.80**